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DAVID YERES

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David.Yeres@CliffordChance.com

July 10, 2009

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Sonia Barros, Esq.

Re:	iShares® Diversified Alternatives Trust

Dear Ms. Barros:

Thank you for your letter dated July 6, 2009 setting forth the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) to Pre-Effective Amendment No. 3 to the Registration Statement on form S-1 (Registration No. 333-153099) filed on June 22, 2009 (the “Registration Statement”) in respect of the continuous offering pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), of shares (the “Shares”) of the iShares® Diversified Alternatives Trust, a statutory trust to be created under the laws of the State of Delaware (the “Trust”). On the date hereof, iShares® Delaware Trust Sponsor LLC, in its capacity as the sponsor of the Trust (in such capacity, the “Sponsor”), has caused the filing of Pre-Effective Amendment No. 4 to the Registration Statement (the “Amendment”).

The responses to the staff’s comments are set forth below. For convenience, we have re-typed in italics the staff’s comment preceding each response. Capitalized terms not defined herein have the meaning ascribed to them in the prospectus that is part of the Amendment.

General

1.	We note your disclosure regarding the BlackRock Transaction. Please consider whether the risks associated with consummation or lack there of, of the BlackRock Transaction merits additional risk factor disclosure.

The Sponsor believes that neither the consummation of the BlackRock Transaction by the parties thereto, nor their failure to consummate such transaction, will materially affect the Trust, its shareholders or an investment in the Shares.

2.	Please provide audited financial statements in your next amendment.

The Trust will be formed, and an audited statement of financial condition will be prepared, once any outstanding comments to the Registration Statement have been solved to the satisfaction of the staff.

Business of the Trust, page 36

Investment Objective; Strategies, page 36

Portfolio Construction, page 39

3.	Please revise your disclosure to explain the meaning of the term “annualized portfolio return volatility.” Additionally, please explain in greater detail what an annualized portfolio return volatility of 6% to 8% means.

The disclosure has been revised as requested by the staff.

4.	Please revise your disclosure to explain in greater detail the “Sharpe ratio” and what it means to have an expected Sharpe ratio of 0.50 to 0.75 in terms of both risk and reward.

The disclosure has been revised as requested by the staff.

Draft Forms of Financial Statements

4 – Trust Expenses, page 9

5.	We note your response to prior comment 10. Please disclose in an amended filing within the notes to your financial statements that the sponsor will assume all costs and expenses associated with offering interests in the Trust and that the Trust will not have to reimburse such amounts.

Additional disclosure regarding costs and expenses associated with the offering of Shares of the Trust has been included in the draft form of financial statements (pg. 9), as follows: “The Sponsor assumes all initial offering costs and expenses. The Trust is not required to reimburse these amounts. In addition, the Sponsor is obligated under the Trust Agreement to pay the following administrative, operational and marketing expenses: (1) the fees of the Trustee, the Advisor, Wilmington Trust Company (the “Delaware Trustee”), State Street Bank & Trust Company (the “Trust Administrator”) and SEI Investments Distribution Co. (the “Processing Agent”), (2) NYSE Arca listing fees, (3) printing and mailing costs, (4) audit fees, (5) fees for registration of the Shares with the SEC, (6) tax reporting costs and (7) legal expenses up to $100,000 annually.”

Legal Opinions

6.	Please confirm that you will file executed legal opinions prior to effectiveness and update the reference to the tax opinion in the prospectus accordingly.

Executed legal opinions will be filed prior to effectiveness, and the reference to the tax opinion in the prospectus will be updated accordingly.

*  *  *  *  *

Please feel free to contact the undersigned at (212) 878-8075 or Edgard Alvarez at (202) 912-5007 with any questions or comments you may have regarding this matter.

Sincerely,

/s/    David Yeres

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